SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cord Blood America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21839P206

(CUSIP Number)

Richard D. Jennings

11915 La Grange Avenue

Los Angeles, California 90025

(310) 496-5693

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jay de Groot Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130-2040 (858) 720-5100

February 6, 2018

(Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21839P206	Page 2 of 8

1	NAMES OF REPORTING PERSONS Cryobank Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
381,052,632[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
381,052,632[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
381,052,632[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%[2]

14	TYPE OF REPORTING PERSON
OO

1 Consists of the Covered Shares that are the subject of the Proxy described herein.

2 Based upon 1,272,066,146 shares of Common Stock issued and outstanding as of November 3, 2017, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 13, 2017.

CUSIP No. 21839P206	Page 3 of 8

1	NAMES OF REPORTING PERSONS California Cryobank LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
381,052,632[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
381,052,632[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
381,052,632[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%[2]

14	TYPE OF REPORTING PERSON
OO

1 Consists of the Covered Shares that are the subject of the Proxy described herein.

2 Based upon 1,272,066,146 shares of Common Stock issued and outstanding as of November 3, 2017, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 13, 2017.

CUSIP No. 21839P206	Page 4 of 8

1	NAMES OF REPORTING PERSONS California Cryobank Stem Cell Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
381,052,632[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
381,052,632[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
381,052,632[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%[2]

14	TYPE OF REPORTING PERSON
OO

1 Consists of the Covered Shares that are the subject of the Proxy described herein.

2 Based upon 1,272,066,146 shares of Common Stock issued and outstanding as of November 3, 2017, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 13, 2017.

CUSIP No. 21839P206	Page 5 of 8

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Cord Blood America, Inc., a Florida corporation (the “Issuer”), whose principal executive offices are located at 1857 Helm Drive, Las Vegas, Nevada 89119.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by Cryobank Holdings LLC, a Delaware corporation (“CCB Holdings”), California Cryobank LLC, a California limited liability company (“CCB”), and California Cryobank Stem Cell Services LLC, a California limited liability company (“FamilyCord”). Each of CCB Holdings, CCB and FamilyCord is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The name, residence or business address, citizenship and present principal occupation or employment of each manager and executive officer of each Reporting Person are listed on Schedule 1 hereto.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed herewith as Exhibit 99.1.

(b)	The principal business address of each Reporting Person is 11915 La Grange Avenue, Los Angeles, California 90025.

(c)	The principal business of CCB Holdings is serving as the holding company of CCB. The principal business of CCB is to provide human reproductive tissue and cryogenic storage services. The principal business of FamilyCord is to provide stem cell processing and storage services.

(d)	During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the individuals referred to on Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the individuals referred to on Schedule 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

In connection with entering into the Asset Purchase Agreement (as defined below), FamilyCord entered into the Voting Agreement (as defined below) with the Issuer and the Shareholders (as defined below). FamilyCord did not pay any consideration to the Company or the Shareholders in respect of the Voting Agreement.

Item 4.	Purpose of Transaction.

On February 6, 2018, FamilyCord entered into an Asset Purchase Agreement with the Issuer (the “Asset Purchase Agreement”) pursuant to which FamilyCord agreed to acquire from the Issuer substantially all of the assets of the Issuer and its wholly owned subsidiaries and to assume certain liabilities of the Issuer and its wholly owned subsidiaries. The sale does not include the Issuer’s cash and certain other excluded assets and liabilities.

Concurrent with the execution of the Asset Purchase Agreement, The Red Oak Fund, LP, The Red Oak Long Fund, LP and Pinnacle Opportunities Fund, LP (collectively, the “Shareholders”), which beneficially own 164,073,684, 76,226,316 and 140,752,632 shares of Common Stock, respectively, or 381,052,632 shares of Common Stock in the aggregate, and each of which are affiliates of Red Oak Partners, LLC, entered into a voting agreement (the “Voting Agreement”) with FamilyCord and the Issuer, pursuant to which the Shareholders agreed, among other things, to vote the shares of Common Stock beneficially owned by them (collectively, the “Covered Shares”) in favor of the asset sale under the Asset Purchase Agreement and to grant to FamilyCord an irrevocable proxy (the “Proxy”) with respect to their respective Covered Shares. Following the time that the affirmative vote necessary to approve each of the matters submitted to the Issuer’s shareholders for approval in connection with the Asset Purchase Agreement has been obtained, the Proxy will automatically terminate in accordance with the terms of the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

CUSIP No. 21839P206	Page 6 of 8

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  Solely as a result and until termination of the Proxy granted to FamilyCord pursuant to the Voting Agreement, as of February 6, 2018, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) of the 381,052,632 shares of Common Stock that constitute the Covered Shares, due to each Reporting Person’s shared power to vote or direct the vote of such Covered Shares. The Covered Shares represent approximately 30.0% of the issued and outstanding shares of Common Stock. The foregoing percentage is based upon 1,272,066,146 shares of Common Stock issued and outstanding as of November 3, 2017, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2017.

Except as set forth or incorporated herein or in Schedule 1 to this Schedule 13D, none of the Reporting Persons and, to the knowledge of each Reporting Person, none of the persons set forth on Schedule 1 to this Schedule 13D, beneficially owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its content shall be construed as an admission by any Reporting Person that it is the beneficial owner of any of the securities covered by this Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and each Reporting Person disclaims beneficial ownership of all such securities.

(c)	Except as set forth or incorporated herein or in Schedule 1 to this Schedule 13D, none of the Reporting Persons and, to the knowledge of each Reporting Person, none of the persons set forth on Schedule 1 to this Schedule 13D, has effected any transaction in the Common Stock during the 60 days prior to the date of this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No	Description
99.1	Joint Filing Agreement, dated February 16, 2018, by and among the Reporting Persons.
99.2	Voting Agreement, dated February 6, 2018, by and among California Cryobank Stem Cell Services LLC, Cord Blood America, Inc., The Red Oak Fund, LP, The Red Oak Long Fund, LP and Pinnacle Opportunities Fund, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2018).

CUSIP No. 21839P206	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2018

Cryobank Holdings LLC

By: /s/ Richard D. Jennings
Name: Richard D. Jennings
Title: Chief Executive Officer

California Cryobank LLC

By: /s/ Richard D. Jennings
Name: Richard D. Jennings
Title: Chief Executive Officer

California Cryobank Stem Cell Services LLC

By: /s/ Richard D. Jennings
Name: Richard D. Jennings
Title: Chief Executive Officer

[Signature Page to Schedule 13D]

CUSIP No. 21839P206	Page 8 of 8

Schedule 1

EXECUTIVE OFFICERS AND MANAGERS OF EACH OF THE REPORTING PERSONS

Set forth below is a list of each executive officer and manager of each of the Reporting Persons that includes the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with each Reporting Person, and each individual is a citizen of the United States of America.

Name and Business Address	Position	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Richard D. Jennings 11915 La Grange Avenue Los Angeles, California 90025	Manager and Officer	Manager and Chief Executive Officer of CCB Holdings, CCB and FamilyCord
Pamela Richardson 11915 La Grange Avenue Los Angeles, California 90025	Officer	President and Chief Operating Officer of CCB Holdings, CCB and FamilyCord
Jaime M. Shamonki, M.D. 11915 La Grange Avenue Los Angeles, California 90025	Officer	Executive Medical Director of CCB Holdings, CCB and FamilyCord
Kaj Rydman 11915 La Grange Avenue Los Angeles, California 90025	Officer	VP of Operations of CCB Holdings, CCB and FamilyCord
Brian Hoff 11915 La Grange Avenue Los Angeles, California 90025	Officer	Secretary and VP of Finance and Accounting of CCB Holdings, CCB and FamilyCord
Michael Fiore 11915 La Grange Avenue Los Angeles, California 90025	Manager	Operating Partner of Linden Capital Partners	150 N Riverside Plaza, Suite 5100 Chicago, IL 60606
Gregory Grunberg, M.D. 11915 La Grange Avenue Los Angeles, California 90025	Manager	Managing Director of Longitude Capital Management Co., LLC	2740 Sand Hill Rd Menlo Park, CA 94025
Michael J. Levy, M.D. 11915 La Grange Avenue Los Angeles, California 90025	Manager	President and Director of IVF of Shady Grove Fertility	9601 Blackwell Road 4th and 5th Floors Rockville, MD 20850
William Robb 11915 La Grange Avenue Los Angeles, California 90025	Manager	Partner of NovaQuest Capital Management, L.L.C.	4208 Six Forks Rd #920 Raleigh, NC 27609
David Stern 11915 La Grange Avenue Los Angeles, California 90025	Manager	Chief Executive Officer of Symbiomix Therapeutics, LLC	105 Lock Street, Suite 409 Newark, NJ 07103
Ron Wooten 11915 La Grange Avenue Los Angeles, California 90025	Manager	Managing General Partner of NovaQuest Capital Management, L.L.C.	4208 Six Forks Rd #920 Raleigh, NC 27609